Room 4561

December 28, 2006

Robert S. Rosenschein
Chief Executive Officer
Answers Corporation
Jerusalem Technology Park
The Tower
Jerusalem 91481 Israel

      Re: **Answers Corporation**
              Forms 8-K filed on February 16, May 8, July 31 and November 9,
              2006
              File No. 1-32255

Dear Mr. Rosenschein:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 8-K filed on February 16, May 8, July 31, and November 9, 2006

1. We note that you present non-GAAP measures that exclude stock-based compensation and amortization of intangible assets. We do not believe that your disclosures adequately address each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we note no substantive discussion of why it is useful for investors to evaluate your performance by disregarding expenses that are viewed as similar to cash compensation by the recipients and that appear to be issued for purposes of motivating employees to achieve your performance goals. Similarly, it is not clear why it is useful to exclude the amortization of intangible assets when these costs relate to assets used in generating your revenue. Further, you must meet the burden of demonstrating the usefulness of any measure that

excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Please enhance your disclosures or explain to us how you have adequately addressed Question 8 of the FAQ.

2. We believe the non-GAAP operating statement columnar format appearing in the press releases filed as exhibits to the above-referenced filings may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant